FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  For the month of February 5, 1997
                                   ----------

                          TURBODYNE TECHNOLOGIES INC.
                          ----------------------------
                (Translation of registrant's name into English)

      Suite 510, 1090 West Pender Street, Vancouver, BC, Canada, V6E 2N7
                   (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X      Form 40-F
                          ------            -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes             No         X
                             ------               -----
     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82
                                  ___________

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 30, 1997
-----------------
Date                               /s/Leon E. Nowek
                                   ---------------------
                                   Signature

                                   Leon E. Nowek
                                   ---------------------
                                   Name

                                   Chief Financial Officer
                                   -----------------------
                                   Title


THIS IS THE FORM OF MATERIAL CHANGE REPORT REQUIRED UNDER SECTION 67(1) OF THE SECURITIES ACT.

                                    FORM 27
                                    --------
                                SECURITIES ACT
                                --------------

             MATERIAL CHANGE REPORT UNDER SECTION 67(1) OF THE ACT

ITEM 1.   REPORTING ISSUER
          ----------------
          TURBODYNE TECHNOLOGIES INC.
          Suite 510,
          1090 W. Pender St.
          Vancouver, B.C. V6E 2N7

          Telephone: (604) 682-8854
          Facsimile: (604) 682-2432

ITEM 2.   DATE OF MATERIAL CHANGE
          -----------------------
          February 5, 1997

ITEM 3.   PRESS RELEASE
          -------------
          February 5, 1997

ITEM 4.   SUMMARY OF MATERIAL CHANGE
          --------------------------
          Turbodyne Technologies Inc. ("Turbodyne") announces the appointment of Mr. Robert F. Taylor as Chief Operating Officer of Turbodyne.

ITEM 5.   FULL DESCRIPTION OF MATERIAL CHANGE
          -----------------------------------
          Turbodyne Technologies Inc. announced the appointment of Mr. Robert
          F. Taylor as Chief Operating Officer of Turbodyne.

          Mr. Taylor's appointment follows his retirement as President of Shell Canada products Limited. During his 30 year career with Shell he held a number of senior management positions in manufacturing, marketing and oil and gas divisions of the business in North America and with Shell International Petroleum Company in Europe.

          Turbodyne specializes in the design, manufacture and marketing of high technology performance improvement and anti-pollution devices for automotive, marine and industrial applications.

          Turbodyne's integrated manufacturing capabilities include: light metal casting, precision machining, electronic circuit boards, brushless electric motors, high efficiency centrifugal fan modules and automotive cast alloy wheels.

          Turbodyne is an accredited supplier of products for automotive and diesel engine original equipment manufacturers, after market and industrial applications, with current manufacturing capabilities in three production facilities, two of which are located in California and one in Mexico. Plans are currently underway to expand manufacturing and assembly capabilities in Mexico and Europe.

          In his new role, Mr. Taylor will be responsible for the overall direction of the company's operations in North and South America and the development of specific international markets and joint ventures.

ITEM 6.   RELIANCE ON SECTION 67(2) OF THE ACT
          ------------------------------------
          Not Applicable

ITEM 7.   OMITTED INFORMATION
          -------------------
          None

ITEM 8.   SENIOR OFFICERS
          ---------------
          EDWARD M. HALIMI - President
          6155 Carpinteria Avenue
          Carpinteria, California
          93013

          Telephone: (805) 684-4551

ITEM 9.   STATEMENT OF SENIOR OFFICER
          ---------------------------
          The foregoing accurately discloses the material change referred to herein.

 FEBRUARY 7, 1997
----------------------------
Date

 /S/ LEON NOWEK
----------------------------
(signature)
                                       LEON NOWEK
                                   -----------------------------------
                                   Name


                                       DIRECTOR

                                   -------------------------------------
                                                  Position


                                        CARPENTERIA, CA

                                   --------------------------------------
                                   Place of Declaration




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